UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

[X]	Annual Report Pursuant To Section 15(d) Of The Securities Exchange Act Of 1934
For the fiscal year ended	December 31, 2004

[ ]	Transition Report Pursuant To Section 15(d) Of The Securities Exchange Act Of 1934
For the transition period from	to

Commission File Number:	1-9614

VAIL RESORTS 401(k) RETIREMENT PLAN
-------------------------------------------------------------------------------------------------------
(Full Title of the Plan)

VAIL RESORTS, INC.
137 Benchmark Road
Avon, Colorado 81620
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(Name of issuer of the securities held pursuant to the plan and address of its principal executive office)

VAIL RESORTS 401(k) RETIREMENT PLAN

INDEX TO THE FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2004 AND 2003

Page(s)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2004	3

NOTES TO FINANCIAL STATEMENTS	4-10

SUPPLEMENTAL SCHEDULES*:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2004	11

Schedule G, Part III – Schedule of Nonexempt Transactions	12-13

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent REGISTERED PUBLIC ACCOUNTING FIRM

Tothe Participants and Administrator of the

Vail Resorts 401(k) Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Vail Resorts 401(k) Retirement Plan (the "Plan") at December 31, 2004and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2004 and the schedule of non-exempt transactions for the year ended December 31, 2004 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Denver, Colorado

June 22, 2005

VAIL RESORTS 401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2004 AND 2003

ASSETS	2004	2003

INVESTMENTS, at fair value (Notes 2 and 3):
Money market funds	$ 7,987,449	$ 7,767,176
Mutual funds	67,370,826	52,503,713
Common trust fund	10,378,167	9,220,962
Vail Resorts, Inc. common stock	--	1,021,802
Participant loans	1,621,359	1,525,739
Total investments	87,357,801	72,039,392

RECEIVABLES:
Employee contributions	468,682	718,285
Employer contributions, net of forfeitures (Note 4)	332,333	530,530
Total receivables	801,015	1,248,815
Total assets	88,158,816	73,288,207

LIABILITIES

Accrued expenses	39,219	--
Excess participant contributions payable to participants (Note 4)	98,293	158,959
Total liabilities	137,512	158,959

NET ASSETS AVAILABLE FOR BENEFITS	$ 88,021,304	$ 73,129,248

The accompanying notes are an integral part of these statements.

VAIL RESORTS 401(k) RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2004

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Contributions-
Employees	$ 7,805,724
Employer	2,510,864
Rollover	439,111
Total contributions	10,755,699

Net appreciation in fair market value of investments (Notes 2 and 3)	7,724,317
Interest and dividend income (Note 2)	1,441,601
Total additions	19,921,617

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	(4,885,741)
Return of excess contributions and corrective distributions to participants	(94,101)
Administrative expenses	(49,719)
Total deductions	(5,029,561)

NET INCREASE	14,892,056

NET ASSETS AVAILABLE FOR BENEFITS,
Beginning of the year	73,129,248
End of the year	$ 88,021,304

The accompanying notes are an integral part of these statements.

VAIL RESORTS 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

1. DESCRIPTION OF THE PLAN:

The Vail Corporation d/b/a Vail Associates, Inc. (the "Company") is the plan sponsor for the Vail Resorts 401(k) Retirement Plan (the "Plan"). The Plan covers all eligible employees of the Company and participating companies (principally managed hotel properties) and excludes leased employees, non-resident aliens, employees covered by a collective bargaining agreement and independent contractors. The following description of the Plan provides only general information. Participants and all others should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan administered by an Administrative Committee (the "Committee") appointed by the Company's Board of Directors. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Benefits under the Plan are not guaranteed by the Pension Benefit Guaranty Corporation.

For the Plan year January 1, 2004 through December 31, 2004, T. Rowe Price Group, Inc. has provided the recordkeeping and trust services to the Plan.

Plan Amendments

In April 2004 the Plan was amended to (a) permit RockResorts Wyoming LLC to adopt the Plan as a participating company effective April 1, 2004 and (b) clarify the Plan such that an employee will not be deemed as retired for required minimum distribution purposes if the employee is employed as of the last day of that calendar year, even if the employee previously terminated employment from the Company for a period of time.

In October 2004, the plan was amended to (a) permit immediate eligibility for 401(k) deferrals for all employees; (b) institute a limit of one outstanding loan per Participant and (c) remove the stock of Vail Resorts, Inc. as an investment option under the Plan effective December 15, 2004.

The Plan was also amended effective January 1, 2005 to (a) eliminate the annual "true-up" Company Matching Contributions; (b) use weekly service equivalencies for tracking Hours of Service for salaried employees and (c) apply a Plan year vesting computation period rather than an anniversary year from the date of hire period.

Eligibility and Contributions

Prior to October 1, 2004, Employees were eligible to participate in the Plan upon attaining the age of 21 and completing 12 consecutive months of service, as defined by the Plan document, including a minimum of 1,000 hours of service. Employees who did not complete 1,000 hours of service during 12 consecutive months of service became eligible to participate in the Plan after completing 1,500 cumulative hours of service. Employees who terminated their employment and later rejoined the Company or a participating company (a break in service, as defined in the Plan document) were credited with their pre-break hours of service for eligibility and vesting purposes. Effective October 1, 2004 employees are eligible to participate in the Plan upon attaining the age of 21.

Each participant may elect to contribute before-tax contributions from 2% to 100% of their compensation, as defined in the Plan document. Before-tax contributions were limited to $13,000 for the year ended December 31, 2004, as set forth by the Internal Revenue Code ("IRC"). Participants may not make after-tax contributions to the Plan. Under the IRC, participants who are at least 50 years old may also make additional "catch-up" contributions. Catch-up contributions were limited to $3,000 for the year ended December 31, 2004.

The Company makes matching contributions of 50% of each participant's before-tax elective contributions, limited to 3% of the participant's compensation each pay period for each employee who has met the match contribution eligibility criteria. Employees are eligible for matching contributions upon attaining the age of 21 and completing 12 consecutive months of service, as defined by the Plan document, including a minimum of 1,000 hours of service. Employees who do not complete 1,000 hours of service during 12 consecutive months of service become eligible for matching contributions after completing 1,500 cumulative hours of service. Part-time employees are not eligible for Company matching contributions. The Company made an additional true-up matching contribution after year-end to adjust the aggregate Company matching contribution for the year to equal the lesser of 3% of the participant's eligible matching compensation or 50% of his or her contributions for the year. As of December 31, 2004 and 2003, "Employer contributions, net of forfeitures" in the accompanying Statements of Net Assets Available for Benefits includes $55,806 and $255,260, respectively, of receivables for additional true-up contributions.

Due to limitations imposed by the IRC, the sum of Company contributions and participant deferred contributions may not, in general, exceed the lesser of 100% of a participant's compensation for the year or $41,000 ("415 limits").

Subject to the Committee's approval, participants may elect rollovers of amounts from other qualified plans in accordance with the IRC.

Participant Accounts

Each participant's account is credited with his or her contribution, the Company matching contribution, if any, rollovers and an allocation of Plan earnings/losses and expenses. Allocations are determined by the Plan document. The benefit to which a participant is entitled is the vested portion of the benefit that can be provided from the participant's account.

Vesting

Participants' contributions are immediately 100% vested. Vesting in the Company's contributions is according to the following schedule:

Years of	Vested
Service	Percentage

Fewer than 1	0%
1	25%
2	50%
3	75%
4	100%

When certain terminations of participation in the Plan occur, the non-vested portion of the participant's account represents a forfeiture. Forfeitures are applied toward payment of Company matching contributions or are used to pay administrative expenses of the Plan. Unallocated forfeitures as of December 31, 2004 and 2003 were $4,758 and $250, respectively. No forfeitures were used to offset administrative expenses during the years ended December 31, 2004 or 2003.

Termination Provisions

Although the Company has not expressed any intent to do so, it has the right, under the Plan document, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Payments of Benefits

A participant's vested interest in the Plan is payable by lump sum upon termination of employment, upon death of the participant, upon attaining normal retirement age (65) or upon being considered disabled as determined by the Committee.

For any participant whose vested account balance is less than $5,000 at the time of termination of employment, vested balances are required by the Plan to be distributed to the participant within 18 months following termination of employment. Amounts due to these participants were $460,882 and $329,168 as of December 31, 2004 and 2003, respectively. Terminated employees may initiate a distribution of their vested account balance at any time following their separation date.

Participants whose vested account balances exceed $5,000 at the time of termination of employment are permitted to keep their balances in the Plan until April 1 of the year following the year in which they reach age 70 1/2.

Upon other terminations of service, a participant may elect to receive a distribution equal to his or her vested account balance. In addition, hardship distributions are permitted if certain criteria are met.

Loans to Participants

A participant may borrow the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $1,000. Loans are secured by the participant's account and bear a reasonable rate of interest as determined by the Committee. The loans are subject to certain restrictions, as defined by the Plan document and applicable restrictions under the IRC. Prior to October 1, 2004 a participant was permitted to have two loans outstanding at any given time. Effective October 1, 2004, a participant may have only one loan outstanding.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of additions to and deductions from net assets. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments in money market funds, mutual funds and the common trust are stated at fair value based on quoted market prices. Loans are valued at cost, which approximates fair market value.

The Plan presents in the Statement of Changes in Net Assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains (or losses) and the unrealized appreciation (depreciation) on those investments. Purchases and sales of investments are recorded on a trade date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Administrative Expenses

Expenses of administering the Plan are paid principally by the Plan. Loan and investment fees are deducted from the participants' accounts on a pro-rata basis. The Plan paid fees of $49,719 and $37,422 during the years ended December 31, 2004 and 2003, respectively, for trust, loan and investment advisory services, as well as plan administration salaries, all of which are rendered by parties-in-interest.

The Company absorbs the cost of certain administrative functions of the Plan including certain external legal and auditing services.

Payment of Benefits

Benefits are recorded when paid.

3. INVESTMENTS:

Aon Investment Consulting manages the Plan's assets. Participants may direct their investment balances to various mutual funds, a common trust and a money market fund. Prior to October 15, 2004, participants were permitted to invest in the publicly traded common stock of Vail Resorts, Inc. ("VRI"), the parent of the Company, through the Plan. This option was removed through a Plan Amendment effective October 15, 2004 and as a result there are no shares of VRI stock held by the Plan at December 31, 2004. Blackout notices, as outlined under 404(c) of Internal Revenue Code, were provided to all Participants announcing this change.

The following table presents investments that exceed 5% of net assets available for benefits as of December 31, 2004 and 2003:

	2004		2003
		Fair		Fair
	Units/Shares	Value	Units/Shares	Value
T. Rowe Price Associates
Money Market Fund-
Summit Cash Reserves Fund	7,987,449	7,987,449	7,767,176	7,767,176
Mutual Funds-
Growth Stock Fund	174,401	4,651,275	168,585	4,101,678
Retirement 2010 Fund	316,695	4,446,403	--	--
Retirement 2020 Fund	895,398	13,332,477	773,795	10,407,537
Retirement 2030 Fund	1,351,482	20,947,976	1,243,269	17,169,549
Retirement 2040 Fund	597,535	9,303,617	541,093	7,494,140
Common Trust-
Equity Index Trust	303,722	10,378,167	298,703	9,220,962

During the year ended December 31, 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$ 6,440,380
Common trust	1,004,140
Vail Resorts, Inc. common stock	279,797
$ 7,724,317

4. INCOME TAXES:

The Company received a favorable determination letter from the IRS dated August 19, 2002, stating that the Plan meets the requirements of Section 401(a) of the IRC and is exempt from federal income taxes under Section 501(a) of the IRC. Although the Plan has been amended and restated since receiving the determination letter, the Plan administrator believes that the Plan is designed to be in compliance with the applicable requirements of the IRC. Additionally, although the Plan also has filed a Voluntary Correction Program submission and is in the process of filing another (Note 8), the Plan administrator believes that the Plan was qualified and the related Trust was tax exempt as of December 31, 2004 and 2003.

The Plan failed to pass the Average Deferral Percentage Test ("ADP Test") and the Actual Contribution Percentage Test ("ACP Test") for the 2004 and 2003 Plan years. The accompanying Statements of Net Assets Available for Benefits include $79,547 and $140,212 as of December 31, 2004 and 2003, respectively, in "Excess participant contributions payable to participants". No participants exceeded the 415 limits of the IRC.

In order to correct the failure of the ADP and ACP Tests for the 2002 Plan year, federal law generally required that corrective distributions be made no later than December 31, 2003. The Company did not fully settle the 2002 corrective distribution obligation during 2004 or 2003. However, as included in the current Voluntary Correction Program (VCP) filing (Note 8), the Company opted to correct a portion of the nondiscrimination testing failures using the "one-to-one" correction method, which generally requires an excess contribution amount be refunded to highly compensated employees and a qualified non-elective contribution to be made by the Company to the Plan in the same amount and allocated to certain non-highly compensated employees. The accompanying Statements of Net Assets Available for Benefits include $18,747 in "Employer contributions, net of forfeitures" and an equal amount in "Excess participant contributions payable to participants" related to this issue as of December 31, 2004 and 2003.

5. PARTY-IN-INTEREST TRANSACTIONS:

During the 2004 Plan year T. Rowe Price Group, Inc. provided all recordkeeping and trust services to the Plan. This service provider qualified as a party-in-interest for the year ended December 31, 2004. The Company, certain of its wholly owned subsidiaries, certain of its majority owned subsidiaries and certain of its managed properties participate in the Plan and are therefore considered parties-in-interest. Prior to December 15, 2004 certain Plan assets were invested in the common stock of VRI, qualifying VRI as a party-in-interest.

The administrative expenses paid by the Plan (Note 2) were rendered by parties-in-interest. Those fees were based on customary and reasonable rates for such services.

See Note 6 for prohibited party-in-interest transactions occurring during the year ended December 31, 2004.

6. PROHIBITED TRANSACTIONS:

During 2004, the Company received refunds of negative contribution amounts from T. Rowe Price Group, Inc. in error. These amounts may be viewed as a loan to a party-in-interest and will be reported to the IRS on a Form 5330. The checks amounted to $14,660 with missed earnings of $220. These amounts will be redeposited in the Plan by the Company and used to reduce future contribution obligations.

Due to an administrative error, one participant was issued a loan in March of 2004 subsequent to having a previous loan defaulted and treated as a plan loan offset. This is prohibited by the terms of the Plan document. As such, this new loan was then defaulted and given plan loan offset treatment in May of 2004. This loan offset totaled $2,500, which is included in "Benefits paid to participants" in the accompanying Statement of Changes in Net Assets Available for Benefits. This issue will be included in the Company's Voluntary Correction Program submission (see Note 8).

Nineteen participants were issued new loans during 2004 (or earlier) after making an existing loan payment 30 or more days late. Per the terms of the Plan Document, these participants should have been required to complete a five year waiting period prior to the issuance of a new loan. This Plan language was actually intended to only apply the five year wait period to participants who have had a prior default. This issue will be included in the Company's Voluntary Correction Program submission (see Note 8).

7. RISKS AND UNCERTAINTIES:

The Plan provides for various investment options in money market funds, mutual funds, a common trust and, prior to October 15, 2004, VRI's common stock (See Note 3). Investment securities, in general, are exposed to various risks including interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

8. VOLUNTARY CORRECTION PROGRAM:

The Company filed a Voluntary Correction Program ("VCP") submission with the IRS on July 23, 2004 to address (a) retroactive amendment the Plan's definition of compensation, (b) certain loan administration errors involving 26 participants' balances that occurred during the transition of Plan recordkeeping services from the prior recordkeeper to T. Rowe Price Group, Inc. Acceptance of these proposed corrections is still pending IRS final review.

The Company is also in the process of filing a second VCP submission with the IRS to address additional Plan operational failures. Issues to be included in the second VCP submission are (a) failure to recognize all service hours related to Plan eligibility for employees who incurred an 18 month break in service, performed overtime service or transferred across participating employers; (b) correction of remote payroll/contribution reporting errors for the 2003 and 2004 Plan years; (c) recalculation and proper resolution of the 2001 and 2002 ADP/ACP compliance testing to properly report the Plan's control groups; (d) disclosure of hardship withdrawals issued to employees without first initiating Participant Loans; (e) retro-active amendment to clarify the Plan's language surrounding the waiting period associated with new loans following late payments on existing loans, and (f) the disclosure of a loan issued to a participant following the default of a previous loan.

None of these items had a material impact on the Plan's net assets available for benefits, and the Plan administrator does not expect the current or pending VCP submissions to affect the Plan's tax status.

VAIL RESORTS 401(k) RETIREMENT PLAN

SCHEDULE H, LINE 4(i) -- SCHEDULE OF ASSETS (HELD AT END OF YEAR)*

EMPLOYER ID #84-061461 PLAN -- #002

AS OF DECEMBER 31, 2004

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower,		Shares or	Current
	Lessor or Similar Party	Description of Investment	Units	Value

		Money market fund:
**	T. Rowe Price Associates	Summit Cash Reserve Fund	7,987,449	$7,987,449

		Mutual funds:
**	T. Rowe Price Associates	Equity Income Fund	117,202	3,116,399
		Pimco Total Return Admin	139,202	1,485,287
		Artisan International Fund	13,071	289,384
		Calvert Social Investment Equity Fund	1,255	43,221
		Growth Stock Fund	174,401	4,651,275
		Lord Abbett Mid-Cap Value Fund	34,804	787,609
		Mid-Cap Growth Fund	42,281	2,108,980
		Morgan Stanley Institutional Small Company Growth Fund	57,745	694,098
		Retirement Income Fund	191,233	2,344,515
		Retirement 2010 Fund	316,695	4,446,403
		Retirement 2020 Fund	895,398	13,332,477
		Retirement 2030 Fund	1,351,482	20,947,976
		Retirement 2040 Fund	597,535	9,303,617
		Small-Cap Value Fund	40,304	1,438,033
		Templeton Foreign Fund	193,622	2,381,552
		Total mutual funds		67,370,826

		Common trust fund:
**	T. Rowe Price Associates	Equity Index Trust	303,722	10,378,167

**	Participant Loans	Loans secured by participant's vested accrued benefits, interest rates range from 6% to 9%, terms vary from 1 to 10 years		1,621,359

		Total investments		$87,357,801

* Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan's fiscal year or acquired at any time during the Plan's fiscal year and disposed of at any time before the last day of the Plan's fiscal year, with certain exceptions.

	** Represents a party-in-interest for which a statutory exemption exists.

VAIL RESORTS 401(k) RETIREMENT PLAN

SCHEDULE G, PART III -- SCHEDULE OF NONEXEMPT TRANSACTIONS

EMPLOYER ID #84-061461 PLAN -- #002

AS OF DECEMBER 31, 2004

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Identity of party involved	Relationship to plan, employer or other party-in-interest	Description of transactions including maturity date, rate of interest, collateral, par or maturity value*	Purchase price	Selling price	Lease rental	Expenses incurred in connection with transaction	Cost of asset	Current value of asset	Net gain or (loss) on each transaction

The Vail Corporation d/b/a Vail Associates, Inc.	Employer	Received refunds of negative contributions from T. Rowe Price.					14,660		220
Employee*	Participant	$1,500 loan; 11/26/2006 maturity date; 5% interest rate.
Employee*	Participant	$1,500 loan; 09/04/2004 maturity date; 6% interest rate.
Employee*	Participant	$3,300 loan; 12/07/2007 maturity date; 5.75% interest rate.
Employee*	Participant	$11,200 loan; 07/09/2008 maturity date; 5% interest rate.
Employee*	Participant	$10,000 loan; 12/20/2006 maturity date; 5.75% interest rate.
Employee*	Participant	$4,500 loan; 07/12/2006 maturity date; 5.25% interest rate.
Employee*	Participant	$1,500 loan; 06/07/2006 maturity date; 5% interest rate.
Employee*	Participant	$4,000 loan; 03/03/2005 maturity date; 5% interest rate.
Employee*	Participant	$11,000 loan; 04/09/2007 maturity date; 6% interest rate.
Employee*	Participant	$14,000 loan; 10/12/2009 maturity date; 5% interest rate.
Employee*	Participant	$11,200 loan; 09/19/2007 maturity date; 5% interest rate.
Employee*	Participant	$6,300 loan; 09/21/2009 maturity date; 5% interest rate.
Employee*	Participant	$8,000 loan; 03/31/2006 maturity date; 5% interest rate.
Employee*	Participant	$6,500 loan; 09/22/2008 maturity date; 5% interest rate.
Employee*	Participant	$5,000 loan; 07/27/2009 maturity date; 5% interest rate.
Employee*	Participant	$3,500 loan; 04/15/2007 maturity date; 5% interest rate.
Employee*	Participant	$5,600 loan; 09/27/2007 maturity date; 5% interest rate.
Employee*	Participant	$3,000 loan; 10/12/2008 maturity date; 5% interest rate.
Employee*	Participant	$1,000 loan; 06/10/2006 maturity date; 5% interest rate.
Employee*	Participant	$2,500 loan; 03/26/2009 maturity date; 5% interest rate.
* Employees are rank and file employees

Exhibits.

None.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Vail Resorts 401(k) Retirement Plan

June 22, 2005	/S/ JEFFREY W. JONES
Jeffrey W. Jones
Senior Vice President and Chief Financial Officer of The Vail Corporation d/b/a Vail Associates, Inc. in its capacity as Plan Administrator of the Vail Resorts 401(k) Retirement Plan